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Form of Proxy - Annual and Special Meeting to be held on May 22, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 12:00p.m., NZST, on May 20, 2008.	Fold

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

	To Vote Using the Telephone		To Vote Using the Internet

•	Call the number listed BELOW from a touch	•	Go to the following web site:
	tone telephone.		www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder

The undersigned “Registered Shareholder” of Austral Pacific Energy		Print the name of the person you
Ltd. (the “Company”) hereby appoints: Peter Julian Hill, or failing him		are appointing if this person is
Thompson Bruce Jewell, or failing him David Arthur Ross Newman,	OR	someone other than the Management
Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Austral Pacific Energy Ltd. to be held at Chancellor 2, James Cook Hotel Grand Chancellor, 147 The Terrace, Wellington, New Zealand on 22 May 2008 at noon (NZ time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. Ronald Giuseppe Luigi BERTUZZI	☐	☐	02. Douglas Wayne ELLENOR	☐	☐	03. Charles Peter HAZLEDINE	☐	☐

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04. Peter Julian HILL	☐	☐	05. Thompson Bruce JEWELL	☐	☐	06. David Arthur Ross NEWMAN	☐	☐

07. Bernhard Josef ZINKHOFER	☐	☐

							For	Withhold
2. Appointment of Auditors

Appointment of KPMG New Zealand as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.							☐	☐

							For	Against
3. Share Option Plan

Approval of the continuation of its existing share option plan (the 2006 Share Option Plan).							☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

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